Mail Stop 4561

October 1, 2008

Mr. Lewis M. Edwards
Chief Technology Officer and
Principal Accounting Officer
Image Technology Laboratories, Inc.
602 Enterprise Drive
Kingston, New York 12401

> **Re:** **Image Technology Laboratories, Inc.**
> **Form 10-KSB and 10-KSB/A for the Fiscal Year Ended**
> **December 31, 2007**
> **File No. 000-31307**

Dear Mr. Edwards:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Christine Davis
Assistant Chief Accountant